Exhibit 3

M A N A G E M E N T ’ S     R E S P O N S I B I L I T Y

TransAlta’s management is responsible for presentation and preparation of the annual consolidated financial statements, management’s discussion and analysis (MD&A) and all other information in this annual report.

The accompanying consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and the requirements of the Securities and Exchange Commission (SEC) in the U.S., as applicable.

The MD&A has been prepared in accordance with the requirements of securities regulators including National Instruments 44-101 and 51-102 of the Canadian Securities Administrators as well as Item 303 of Regulation S-K of the Securities Exchange Act, and their related published requirements.

The consolidated financial statements and information in the MD&A necessarily include amounts based on informed judgments and estimates of the expected effects of current events and transactions with appropriate consideration for materiality. In addition, in preparing financial information, the corporation must interpret the requirements described above, make determinations as to the relevancy of information to be included, and make estimates and assumptions that affect reported information. The MD&A also includes information regarding the estimated impact of current transactions and events, sources of liquidity and capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from management’s present assessment of this information because future events and circumstances may not occur as expected.

The financial information presented elsewhere in this annual report is consistent with that in the consolidated financial statements.

To meet its responsibility for reliable and accurate financial statements, management has established systems of internal control which are designed to provide reasonable assurance that financial information is relevant, reliable and accurate, and that assets are safeguarded and transactions are executed in accordance with management’s authorization. These systems are monitored by management and by internal auditors. In addition, the internal auditors perform appropriate tests and related audit procedures.

The consolidated financial statements have been examined by Ernst & Young LLP, independent chartered accountants. The external auditors’ responsibility is to express a professional opinion on the fairness of management’s consolidated financial statements. The auditors’ report outlines the scope of their examination and sets forth their opinion.

The Audit and Environment (A&E) Committee of the Board of Directors is comprised of independent directors. The A&E Committee meets regularly with management, the internal auditors and the external auditors to satisfy itself that each is properly discharging its responsibilities, and to review the consolidated financial statements and MD&A. The A&E Committee reports its findings to the Board of Directors for consideration when approving the consolidated financial statements for issuance to the shareholders. The A&E Committee also recommends, for review by the Board of Directors and approval of shareholders, the appointment of the external auditors. The internal and external auditors have full and free access to the A&E Committee.

TransAlta’s Chief Executive Officer and Chief Financial Officer have certified TransAlta Corporation’s annual disclosure document filed with the SEC (Form 40-F) as required by the U.S. Sarbanes-Oxley Act.

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A U D I T O R S ’     R E P O R T

To the Shareholders of TransAlta Corporation

We have audited the consolidated balance sheets of TransAlta Corporation as at December 31, 2003 and 2002 and the consolidated statements of earnings and retained earnings and cash flows for each of the years in the three year period ended December 31, 2003. These financial statements are the responsibility of the corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the corporation as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles. We also report that, in our opinion, these principles have been applied, except for changes in the method of accounting for asset retirement obligations, disposal of long-lived assets and discontinued operations and the presentation of trading activities, as described in Note 1(R) to the consolidated financial statements, on a basis consistent with that of the preceding year.

Calgary, Canada February 11, 2004

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C O N S O L I D A T E D S T A T E M E N T S O F E A R N I N G S & R E T A I N E D E A R N I N G S

Y E A R S E N D E D D E C . 3 1		2003	2002	2001

( IN M I L L I O N S OF C A N A D I A N D O L L A R S E X C E P T PE R S H A R E A M O U N T S )			(Restated, Note 1)	(Restated, Note 1)

Revenues		$2,508.6	$1,814.9	$2,559.5
Fuel and purchased power		(1,067.4)	(664.6)	(1,187.1)
Trading purchases		(85.1)	(91.0)	(240.1)

Gross margin		1,356.1	1,059.3	1,132.3

Operating expenses
Operations, maintenance and administration		559.3	420.5	392.2
Depreciation and amortization (Note 2)		339.0	243.0	212.8
Taxes, other than income taxes		23.1	27.4	18.7
Gain on sale of Sheerness Generating Station	(Note 4)	(191.5)	–	–
Gain on sale of TransAlta Power partnership units (Note 4)		(15.2)	–	–
Gain on sale of Seebe land (Note 4)		(10.5)	–	–
Asset impairment charges (Note 7)		90.3	152.5	118.8
Prior period regulatory decisions (Note 17)		–	3.3	(11.0)

		794.5	846.7	731.5

Operating income		561.6	212.6	400.8
Other income (expense)		(3.2)	0.1	1.5
Foreign exchange gain (loss)		(4.7)	1.2	0.8
Net interest expense (Note 11)		(183.9)	(82.7)	(88.1)

Earnings from continuing operations before income taxes
and non-controlling interests		369.8	131.2	315.0
Income tax expense (Note 18)		78.4	23.4	97.6
Non-controlling interests (Note 13)		34.2	20.1	20.6

Earnings from continuing operations		257.2	87.7	196.8
Earnings from discontinued operations, net of tax (Note 3)		–	12.8	45.1
Gain on disposal of discontinued operations, net of tax (Note 3)		–	120.0	–

Net earnings		257.2	220.5	241.9
Preferred securities distributions, net of tax		23.0	20.9	13.1

Net earnings applicable to common shareholders		$234.2	$199.6	$228.8
Common share dividends		(185.0)	(169.0)	(168.4)
Adjustment arising from normal course issuer bid		–	(27.0)	(34.8)
Retained earnings
Opening balance		884.7	881.1	855.5

Closing balance		$933.9	$884.7	$881.1

Weighted average common shares outstanding in the year		185.3	169.6	168.9

Basic earnings per share
Earnings from continuing operations		$1.26	$0.39	$1.09
Earnings from discontinued operations		–	0.07	0.27

Net earnings from operations		1.26	0.46	1.36
Gain on disposal of discontinued operations, net of tax		–	0.71	–

Net earnings		$1.26	$1.17	$1.36

Diluted earnings per share
Earnings from continuing operations		$1.26	$0.39	$1.07
Earnings from discontinued operations		–	0.07	0.27

Net earnings from operations		1.26	0.46	1.34
Gain on disposal of discontinued operations, net of tax		–	0.71	–

Net earnings		$1.26	$1.17	$1.34

See accompanying notes.

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	C O N S O L I D A TE D B A L A N C E S H E E T S

D E C . 3 1	2003	2002

( I N M I L L I O N S O F C A N A D I A N D O L L A R S )		(Restated, Note 1)

ASSETS
Current assets
Cash and cash equivalents	$155.0	$143.3
Accounts receivable	410.2	419.0
Prepaid expenses	53.8	49.4
Price risk management assets (Note 20)	77.1	157.8
Future income tax assets (Note 18)	29.4	18.7
Income taxes receivable	108.9	111.5
Inventory	47.0	48.9

	881.4	948.6

Restricted cash (Note 4)	9.9	–
Investments (Note 5)	5.0	32.2
Long-term receivables (Note 6)	120.1	39.9
Property, plant and equipment (Note 7)
Cost	8,619.4	8,074.1
Accumulated depreciation	(2,302.5)	(2,066.7)

	6,316.9	6,007.4
Goodwill (Note 4)	149.6	56.5
Intangible assets (Note 8)	545.8	86.8
Future income tax assets (Note 18)	105.3	72.2
Price risk management assets (Note 20)	71.9	60.7
Other assets (Note 9)	214.3	110.6

Total assets	$8,420.2	$7,414.9

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt (Note 10)	$119.8	$290.0
Accounts payable and accrued liabilities	547.2	472.2
Price risk management liabilities (Note 20)	71.2	173.8
Future income tax liabilities (Note 18)	4.6	17.1
Dividends payable	14.9	42.9
Current portion of long-term debt (Note 11)	138.5	355.4
Current portion of long-term debt – non-recourse (Note 11)	45.3	–

	941.5	1,351.4

Long-term debt (Note 11)	2,444.1	2,351.2
Long-term debt – non-recourse (Note 11)	534.2	–
Deferred credits and other long-term liabilities (Note 12)	359.3	452.8
Future income tax liabilities (Note 18)	686.7	402.1
Price risk management liabilities (Note 20)	65.1	50.6
Non-controlling interests (Note 13)	477.9	263.0
Preferred securities (Note 14)	450.8	451.7
Common shareholders’ equity
Common shares (Note 15)	1,555.7	1,226.2
Retained earnings	933.9	884.7
Cumulative translation adjustment	(29.0)	(18.8)

	2,460.6	2,092.1

Total liabilities and shareholders’ equity	$8,420.2	$7,414.9

Commitments and contingencies (Notes 23 and 24)

See accompanying notes.

On behalf of the board:

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C O N S O L I D A T E D     S T A T E M E N T S     O F     C A S H F L O W S

Y E A R S E N D E D D E C . 3 1	2003	2002	2001

( I N M I L L I O N S O F C A N A D I A N D O L L A R S )		(Restated, Note 1)	(Restated, Note 1)

Operating activities
Net earnings	$257.2	$220.5	$241.9
Depreciation and amortization (Note 2)	378.1	276.8	276.1
Loss (gain) on sale of assets	(202.0)	15.6	(5.4)
Asset impairment charge	90.3	152.5	66.5
Non-controlling interests	34.2	20.1	20.6
Future income taxes (Note 18)	27.4	(54.4)	50.4
Site restoration costs incurred	(26.5)	(14.5)	(14.9)
Site restoration accretion	22.0	18.7	17.6
Unrealized loss (gain) from energy marketing activities	(18.6)	31.7	(6.3)
Dilution gain on sale of TransAlta Power units	(15.2)	–	–
Write-down of investments (Note 5)	6.2	–	–
Foreign exchange loss (gain)	4.7	(1.2)	–
Gain on sale of discontinued operations	–	(120.0)	–
Other non-cash items	3.2	(15.2)	27.1

	561.0	530.6	673.6
Change in non-cash operating working capital balances	195.5	(92.9)	42.0

Cash flow from operating activities	756.5	437.7	715.6

Investing activities
Additions to property, plant and equipment	(555.7)	(945.8)	(1,246.5)
Acquisitions (Note 4)	(323.4)	(40.1)	(9.8)
Proceeds on the sale of property, plant and equipment
to TransAlta Cogeneration, L.P. (Note 4)	149.9	–	35.0
Proceeds on sale of property, plant and equipment (Note 4)	76.8	2.3	104.6
Restricted cash (Note 4)	46.7	–	–
Proceeds on sale of TransAlta Power partnership units (Note 4)	37.2	–	–
Proceeds on sale of long-term investments (Note 5)	21.6	–	–
Deferred charges and other	11.8	(29.8)	(10.9)
Proceeds on sale of discontinued operations (Note 3)	–	818.0	97.0
Long-term receivables	–	165.3	(46.3)
Investments	–	(6.1)	–

Cash flow used in investing activities	(535.1)	(36.2)	(1,076.9)

Financing activities
Repayment of long-term debt	(601.1)	(454.5)	(292.7)
Issuance of long-term debt	544.6	611.3	789.9
Net proceeds on issuance of common shares (Note 15)	265.0	1.8	14.1
Net increase (decrease) in short-term debt	(170.2)	(247.1)	61.9
Dividends on common shares	(158.3)	(115.5)	(149.6)
Distributions on preferred securities	(35.5)	(34.9)	(23.4)
Deferred financing charges and other	(6.6)	(7.6)	0.2
Distributions to subsidiary’s non-controlling limited partner	(38.9)	(24.5)	(26.3)
Redemption of preferred shares of a subsidiary (Note 13)	–	–	(122.1)
Redemption of common shares	–	(49.9)	(44.4)
Net proceeds on issuance of preferred securities	–	–	169.4
Dividends to subsidiary’s non-controlling preferred shareholders	–	–	(8.3)

Cash flow from (used in) financing activities	(201.0)	(320.9)	368.7

Cash flow from operating, investing and financing activities	20.4	80.6	7.4
Effect of translation on foreign currency cash	(8.7)	0.7	0.8

Increase in cash and cash equivalents	11.7	81.3	8.2
Cash and cash equivalents, beginning of year	143.3	62.0	53.8

Cash and cash equivalents, end of year	$155.0	$143.3	$62.0

Cash taxes paid	$34.1	$123.1	$41.5
Cash interest paid	$232.8	$210.8	$163.1

See accompanying notes.

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N O T E S   T O   C O N S O L I D A T E D   F I N A N C I A L   S T A T E M E N T S

( T A B U L A R   D O L L A R   A M O U N T S   I N   M I L L I O N S   O F  C A N A D I A N   D O L L A R S ,  E X C E P T   A S

O T H E R W I S E   N O T E D )

1.   S U M M A RY   O F   S I G N I F I C A N T   A C C O U N T I N G   P O L I C I E S

A. Consolidation

These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (Canadian GAAP). These accounting principles are different in some respects from United States generally accepted accounting principles (U.S. GAAP). The significant differences are described in Note 27.

The consolidated financial statements include the accounts of TransAlta Corporation (TransAlta or the corporation), all subsidiaries and the proportionate share of the accounts of jointly controlled corporations.

B. Measurement Uncertainty

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates due to factors such as fluctuations in interest rates, currency exchange rates, inflation levels and commodity prices, changes in economic conditions and legislative and regulatory changes (Notes 3, 19, 20 and 24).

C. Regulation

Commencing Jan. 1, 2001, all Alberta generating plants were deregulated and became subject to long-term power purchase arrangements (PPAs) for the remaining estimated life of each plant. The PPAs set a production requirement and availability target to be supplied by each plant or unit and the price at which each megawatt-hour (MWh) will be supplied to the customer. As the criteria for regulatory accounting were no longer met, Canadian GAAP for non-regulated businesses commenced on Dec. 31, 2000, in respect of the Alberta Generation operations. The discontinued Transmission operation followed regulatory accounting.

D. Revenue Recognition

The majority of the corporation’s revenues are derived from the sale of physical power and from energy marketing and trading activities. Revenues under long-term electricity and thermal sales contracts generally include one or more of the following components: fixed capacity payments for being available, energy payments for generation of electricity, availability incentives or penalties for exceeding or not meeting availability targets, excess energy payments for power generation above committed capacity and ancillary services. Each is recognized upon output, delivery, or satisfaction of specific targets, all as specified by contractual terms. Revenues from non-contracted capacity are comprised of energy payments for each MWh produced at market prices, and are recognized upon delivery.

Derivatives used in trading activities include physical and financial swaps, forward sales contracts, futures contracts and options, which are used to earn trading revenues and to gain market information. These derivatives are accounted for using the fair value method of accounting. Derivatives, other than real-time physical contracts, are presented on a net basis in the statements of earnings. The initial recognition of fair value and subsequent changes in fair value affect reported earnings in the period the change occurs. The fair values of those instruments that remain open at the balance sheet date represent unrealized gains or losses and are presented on the balance sheets as price risk management assets and liabilities. Non-derivative contracts are accounted for using the accrual method.

To be consistent with the U.S. Financial Accounting Standards Board (FASB) Emerging Issues Task Force (EITF) pronouncement 03-11, Reporting Realized Gains and Losses on Derivative Instruments That Are Subject to FASB Statement 133, Accounting for Derivative Instruments and Hedging Activities, and Not Held for Trading Purposes, TransAlta has concluded that real-time physical contracts meet the definition of derivative contracts held for delivery and therefore realized gains and losses are reported gross in the consolidated statements of earnings.

The majority of the corporation’s derivatives have quoted market prices or over-the-counter quotes are available from brokers. However, some derivatives are not traded on an active exchange or extend beyond the time period for which exchange-based quotes are available, requiring the use of internal valuation techniques or models (mark-to-model accounting).

E. Discontinued Operations

The results of discontinued operations are presented on a one-line basis in the consolidated statements of earnings. Interest expense, direct corporate overheads and income taxes are allocated to discontinued operations. General corporate overheads are not allocated to discontinued operations.

F. Inventory

The corporation’s inventory balance represents fuel which is valued at the lower of cost and market value, defined as net replacement value.

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G. Property, Plant and Equipment

The corporation’s investment in property, plant and equipment (PP&E) is stated at original cost at the time of construction, purchase or acquisition. Original cost includes items such as materials, labour, interest and other appropriately allocated costs. As costs are expended for new construction, the entire amount is capitalized as PP&E on the consolidated balance sheet and is subject to depreciation upon commencement of commercial operations. The cost of routine maintenance and repairs, such as inspections and corrosion removal, and the replacement of minor parts, are charged to expense as incurred. Certain expenditures relating to replacement of components incurred during major maintenance are capitalized and amortized over the estimated benefit period of such expenditures. A component is a tangible portion of the asset that can be separately identified as an asset and depreciated over its own expected useful life, and is expected to provide a benefit of greater than one year.

The estimate of the useful life of PP&E is based on current facts and past experience, and takes into consideration existing long-term sales agreements and contracts, current and forecasted demand and the potential for technological obsolescence. The useful life is used to estimate the rate at which the PP&E is amortized. These estimates are subject to revision in future periods based on new or additional information.

TransAlta capitalizes interest on capital invested in projects under construction. Upon commencement of commercial operations, capitalized interest, as a portion of the total cost of the plant, is amortized over the estimated useful life of the plant.

The corporation determines those debt instruments that best represent a reasonable measure of the cost of financing the assets under construction. These debt instruments and associated interest costs are included in the calculation of the weighted average interest rate used for capitalizing interest.

On an annual basis, and when indicators of impairment exist, TransAlta determines whether the net carrying amount of PP&E is recoverable from future undiscounted cash flows. Factors, which could indicate an impairment exists, include significant underperformance relative to historical or projected future operating results, significant changes in the manner or use of the assets, significant negative industry or economic trends, or a change in the strategy for the corporation’s overall business. In some cases, these events are clear. However, in many cases, a clearly identifiable event indicating possible impairment does not occur. Instead, a series of individually insignificant events occur over a period of time leading to an indication that an asset may be impaired. This can be further complicated where TransAlta is not the operator of the project. Events can occur in these situations that may not be known until a date subsequent to their occurrence.

The corporation’s businesses, the markets and business environment are continually monitored, and judgments and assessments are made to determine whether an event has occurred that indicates possible impairment. If such an event has occurred, an estimate is made of future undiscounted cash flows from the PP&E. If the total of the undiscounted future cash flows, excluding financing charges with the exception of plants that have specifically dedicated debt, is less than the carrying amount of the PP&E, an asset impairment must be recognized in the financial statements. The amount of the impairment charge to be recognized is calculated by subtracting the fair value of the asset from the carrying value of the asset. Fair value is the amount at which an item could be bought or sold in a current transaction between willing parties, and is estimated by calculating the present value of expected future cash flows related to the asset.

H. Goodwill

Goodwill is the cost of an acquisition less the fair value of the net assets of an acquired business. Prior to Jan. 1, 2002, TransAlta amortized goodwill on a straight-line basis over the useful life of the acquired assets. Effective Jan. 1, 2002, the corporation prospectively adopted the new Canadian Institute of Chartered Accountants (CICA) standard for goodwill and other intangibles. The new standard requires business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting. It also specifies that goodwill and certain intangibles are no longer subject to amortization, but are instead tested for impairment at least annually, or more frequently if an analysis of events and circumstances indicate that a possible impairment may arise earlier. These events could include a significant change in financial position of the reporting unit to which the goodwill relates or significant negative industry or economic trends.

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A reconciliation between the opening and closing asset retirement obligation balances is provided below:

Balance, Jan. 1, 2002	$232.2
Liabilities incurred in period	28.5
Liabilities settled in period	(14.5)
Accretion expense	18.7

Balance, Dec. 31, 2002	$264.9
Liabilities incurred in period	9.3
Liabilities settled in period	(26.5)
Accretion expense	22.0
Acquisition of CE Gen	5.2
Change in foreign exchange rates	(16.7)

Balance, Dec. 31, 2003	$258.2

TransAlta estimates the undiscounted amount of cash flow required to settle the asset retirement obligations is approximately $1.5 billion, which will be incurred between 2007 and 2082. The majority of the costs will be incurred between 2030 and 2035. A discount rate of eight per cent was used to calculate the carrying value of the asset retirement obligations. At Dec. 31, 2003, the corporation had a surety bond in the amount of US$156.7 million in support of future retirement obligations at the Centralia mine.

K. Investments

Investments in shares of companies over which the corporation exercises significant influence are accounted for using the equity method. Other investments are carried at cost. If there is other than a temporary decline in the value of the investment, it is written down to net realizable value.

L. Other Assets

Deferred license fees and deferred contract costs are amortized on a straight-line basis over the useful life of the related assets or long-term contracts.

Financing costs for the issuance of long-term debt, preferred shares and preferred securities are amortized to earnings on a straight-line basis over the term of the related issue.

Other costs capitalized on the balance sheet include business development costs, which includes external, direct and incremental costs which are necessary for completion of a potential acquisition or construction project. Business development costs are included in operating expenses until construction of a plant or acquisition of an investment is likely to occur, there is reason to believe that future costs are recoverable and that efforts will result in future value to the corporation, at which time the future costs are included in PP&E or investments. The appropriateness of the carrying value of these costs is evaluated each reporting period, and unrecoverable amounts of capitalized costs for projects no longer probable of occurring are charged to expense in the current period.

M. Income Taxes

The corporation uses the liability method of accounting for income taxes for its operations. Under the liability method, income taxes are recognized for the differences between financial statement carrying values and the respective income tax basis of assets and liabilities (temporary differences), the carry forward of unused tax losses and income tax reductions. Future income tax assets and liabilities are measured using income tax rates expected to apply in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period the change is substantively enacted. Future income tax assets are evaluated and if realization is not considered ‘more likely than not’, a valuation allowance is provided.

N. Employee Future Benefits

The corporation accrues its obligations under employee benefit plans and the related costs, net of plan assets. The cost of pensions and other post-employment and post-retirement benefits earned by employees is actuarially determined using the projected benefit method pro-rated on services and management’s best estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected health care costs. For the purpose of calculating the expected return on plan assets, those assets are valued at quoted market value. The discount rate used to calculate the interest cost on the accrued benefit obligation is the long-term market rate at the balance sheet date. Past service costs from plan amendments are amortized on a straight-line basis over the average remaining service period of employees active at the date of amendment (EARSL). The excess of the net cumulative unamortized actuarial gain or loss over 10 per cent of the greater of the accrued benefit obligation and the market value of plan assets is amortized over the average remaining service period of the active employees.

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specific firm commitments or anticipated transactions. The corporation also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives used are highly effective in offsetting changes in fair values or cash flows of hedged items. Hedge effectiveness of cash flows is achieved if the derivatives’ cash flows substantially offset the cash flows of the hedged item and the timing of the cash flows is similar. Hedge effectiveness of fair values is achieved if changes in the fair value of the derivative substantially offset changes in the fair value of the item hedged. In a highly effective hedging relationship, U.S. GAAP requires any hedge ineffectiveness to be recognized in earnings in the current period. If the above hedge criteria are not met, the derivative is accounted for on the balance sheet at fair value, with the initial fair value and subsequent changes in fair value recorded in earnings in the period of change.

If a derivative that has been accorded hedge accounting matures, expires, is sold, terminated or cancelled, and is not replaced as part of the corporation’s hedging strategy, the termination gain or loss is deferred and recognized when the gain or loss on the item hedged is recognized. If a designated hedged item matures, expires, is sold, extinguished or terminated, and the hedged item is no longer probable of occurring, any previously deferred amounts associated with the hedging item are recognized in current earnings along with the corresponding gains or losses recognized on the hedged item. If a hedging relationship is terminated or ceases to be effective, hedge accounting is not applied to subsequent gains or losses. Any previously deferred amounts are carried forward and recognized in earnings in the same period as the hedged item.

Q. Stock-based Compensation Plans

The corporation has three types of stock-based compensation plans comprised of two stock option-based plans, and a Performance Share Ownership Plan (PSOP), described in Note 16. On Jan. 1, 2002, the corporation retroactively adopted the new CICA standard for stock-based compensation. The new standard requires that stock-based payments to non-employees, direct awards of stock and awards that call for settlement in cash or other assets be accounted for using the fair value method of accounting. The fair value method is encouraged for other stock-based compensation plans, but other methods of accounting, such as the intrinsic value method, are permitted. Under the fair value method, compensation expense is measured at the grant date and recognized over the service period. Under the intrinsic value method, compensation expense is determined as the difference between the market price of the underlying stock and the exercise price of the equity instrument granted. If the intrinsic value method is used, disclosure is made of earnings and per share amounts as if the fair value method had been used. Effective Jan. 1, 2003, the corporation elected to prospectively use the fair value method of accounting for stock-based compensation and its performance stock option plan. No awards were granted in 2003. Note 16 provides pro forma measures of net earnings and earnings per share had compensation expense been recognized for awards granted prior to 2003 based on the estimated fair value of the options on the grant date in accordance with the fair value method of accounting for stock-based compensation.

Stock grants under PSOP are accrued in corporate operations, maintenance and administration expense as earned to the balance sheet date, based upon the percentile ranking of the total shareholder return of the corporation’s common shares in comparison to the total shareholder returns of a selected group of publicly traded companies. Compensation expense under the phantom stock option plan is recognized in operations, maintenance and administration expense for the amount by which the quoted market price of TransAlta’s shares exceed the option price, and adjusted for changes in each period for changes in the excess over the option price. If stock options or stock are repurchased from employees, the excess of the consideration paid over the carrying amount of the stock option or stock cancelled is charged to retained earnings.

R. Changes in Accounting Standards

The CICA established a new standard for asset retirement obligations, effective Jan. 1, 2004, with earlier adoption encouraged. TransAlta early adopted this standard on Jan. 1, 2003 and the impact of adoption is described in Note 1 (J).

The CICA established a new standard on the disposal of long-lived assets and discontinued operations. This standard became effective May 1, 2003, however TransAlta early adopted the standard on Jan. 1, 2003 with retroactive restatement. The standard requires that a long-lived asset to be disposed of other than by sale shall continue to be classified as held and used until it is disposed of. Certain criteria must be met before a long-lived asset can be classified as held for sale. The standard also defines discontinued operations more broadly than previously and prohibits the inclusion of future operating losses in a loss recognized upon classification of a long-lived asset as held for sale. The impact of adopting this standard was not material to the consolidated financial statements.

In the fourth quarter of 2003, in response to changes in accounting standards in the U.S. with respect to derivative instruments not held for trading, the corporation adopted a policy that all gains and losses on real-time physical trading contracts be shown gross in the statements of earnings. Prior period amounts have been restated.

The CICA has amended the standard on the presentation of liabilities and equity effective for years ending on or after Nov. 1, 2004. The standard addresses the situation in which an entity has a contractual obligation of a fixed amount or an amount that fluctuates in part or in full in response to changes in a variable other than the market price of the entity’s own equity instruments, but

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		Energy
Year ended Dec. 31, 2002	Generation	Marketing	Corporate	Total

Revenues	$1,674.9	$140.0	$–	$1,814.9
Fuel and purchased power	(664.6)	–	–	(664.6)
Trading purchases	–	(91.0)	–	(91.0)

Gross margin	1,010.3	49.0	–	1,059.3
Operations, maintenance and administration	346.7	15.1	58.7	420.5
Depreciation and amortization	220.3	2.5	20.2	243.0
Asset impairment and equipment cancellation charges	152.5	–	–	152.5
Taxes, other than income taxes	27.3	0.1	–	27.4
Prior period regulatory decisions	3.3	–	–	3.3

Operating income before corporate allocations	260.2	31.3	(78.9)	212.6
Corporate allocations	(70.6)	(8.3)	78.9	–

Operating income	$189.6	$23.0	$–	212.6

Other income				0.1
Foreign exchange gain				1.2
Net interest expense				(82.7)

Earnings from continuing operations before income taxes
and non-controlling interests				$131.2

		Energy
Year ended Dec. 31, 2001	Generation	Marketing	Corporate	Total

Revenues	$2,158.4	$401.1	$–	$2,559.5
Fuel and purchased power	(1,187.1)	–	–	(1,187.1)
Trading purchases	–	(240.1)	–	(240.1)

Gross margin	971.3	161.0	–	1,132.3
Operations, maintenance and administration	290.6	36.2	65.4	392.2
Depreciation and amortization	178.1	11.0	23.7	212.8
Asset impairment and equipment cancellation charges	118.8	–	–	118.8
Taxes, other than income taxes	18.7	–	–	18.7
Prior period regulatory decisions	(11.0)	–	–	(11.0)

Operating income before corporate allocations	376.1	113.8	(89.1)	400.8
Corporate allocations	(82.5)	(6.6)	89.1	–

Operating income	$293.6	$107.2	$–	400.8

Other income				1.5
Foreign exchange gain				0.8
Net interest expense				(88.1)

Earnings from continuing operations before income taxes
and non-controlling interests				$315.0

II. Selected Balance Sheet Information
		Energy
Dec. 31, 2003	Generation	Marketing	Corporate	Total

Goodwill	$120.3	$29.3	$–	$149.6
Total segment assets	$7,598.8	$267.1	$554.3	$8,420.2

Dec. 31, 2002

Goodwill	$27.2	$29.3	$–	$56.5
Total segment assets	$6,348.7	$344.6	$721.6	$7,414.9

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of $149.9 million, $315.0 million in TA Cogen units and $165.1 million in TransAlta Power units. As part of the financing and concurrent with the sale, TransAlta Power issued 17.75 million partnership units and 17.75 million warrants to the public for gross proceeds of $165.1 million, and 17.75 million partnership units to TransAlta for gross proceeds of $165.1 million. As a result of the unit issuance, TransAlta’s ownership interest in TransAlta Power on July 31, 2003 was approximately 26 per cent. The warrants, when exercised, are exchangeable for one TransAlta Power unit at any time until Aug. 3, 2004. As the warrants are exercised, TransAlta will sell TransAlta Power units back to TransAlta Power for $9.30 per unit, reducing its ownership interest in TransAlta Power to its original 0.01 per cent and increasing cash proceeds by a further $165.1 million assuming all the warrants are exercised. As a result of the exercising of warrants and the subsequent sale of TransAlta Power units back to TransAlta Power, TransAlta’s ownership interest in TransAlta Power was approximately 19 per cent at Dec. 31, 2003.

As a result of the sale, in the third quarter of 2003, TransAlta realized a gain on sale of $191.5 million, which included the realization of the 1998 deferred gain of $119.8 million previously included in deferred credits and other long-term liabilities (Note 12). In the fourth quarter TransAlta recognized $15.2 million of dilution gains on the exercise of warrants. TransAlta expects to recognize approximately $53 million of further gains on the assumption that the warrants are fully exercised and TransAlta’s effective interest in TransAlta Power is reduced to its original 0.01 per cent.

On Dec. 31, 2003, TransAlta completed the sale of 539 acres of undeveloped land at Seebe, Alberta for $11.0 million. The corporation recognized a pre-tax gain on sale of $10.5 million.

In January 2001, the corporation sold its 265-MW Mildred Lake plant to Syncrude’s joint venture owners for cash proceeds of $60.3 million plus a receivable in the amount of $4.7 million, which approximated its book value.

In August 2001, the corporation sold its 45-MW Fort Nelson gas-fired facility for cash proceeds of $44.1 million. The gain on disposition was $1.3 million after-tax.

In September 2001, the corporation sold its 60 per cent interest in the Fort Saskatchewan cogeneration facility to TA Cogen. Total cash consideration to the corporation was $35.0 million in respect of the 30 per cent interest effectively sold to the minority interest in TA Cogen. The corporation recorded a pre-tax gain of $6.2 million. The effective book value of the assets transferred to TA Cogen was $57.6 million, with $28.8 million representing TransAlta Power’s 49.99 per cent interest in the assets.

5 .	I N V E S T M E N T S
		2 0 0 3	2 0 0 2

Investment in distributed generation companies		$5.0	$10.3
Investment in Australian gas transmission pipeline		–	21.2
Other		–	0.7

		$5.0	$32.2

In 2003, the corporation performed its annual review on its long-term investments. As a result of this review, the corporation recorded a $6.2 million charge to recognize an other than temporary decline in the fair value. The charge is included in corporate operations, maintenance and administration expenses.

Also in 2003, the corporation sold its 8.82 per cent interest in the Goldfields gas pipeline for proceeds of AUD$24.1 million (Cdn$21.6 million), which approximated book value.

6 . L O N G - T E R M R E C E I VA B L E S
	2 0 0 3	2 0 0 2

Note receivable	$78.6	$–
California receivables	32.2	37.6
Other	9.3	2.3
Sulphur tax abatement	–	60.9

	120.1	100.8
Less current portion included in accounts receivable	–	60.9

	$120.1	$39.9

The note receivable represent amounts advanced to MidAmerican affiliates by CE Gen. The purpose of the loans were to fund refinancing of certain indebtedness, fund construction, and other general purposes, the funding flowing through CE Gen. See Note 26 for further discussion.

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C. Interest Expense

Interest expense on long-term debt was $216.2 million (2002 – $161.9 million; 2001 – $150.3 million), all of which relates to continuing operations (2002 – $159.5 million; 2001 – $140.6 million).

D. Guarantees

In the normal course of operations, TransAlta and certain of its subsidiaries enter into agreements to provide financial or performance assurances to third parties. This includes guarantees, letters of credit and surety bonds which are entered into to support or enhance creditworthiness in order to facilitate the extension of sufficient credit for Energy Marketing trading activities, treasury hedging, Generation construction projects, equipment purchases and mine reclamation obligations.

At Dec. 31, 2003, the corporation had letters of credit outstanding of $198.5 million, US$187.8 million, 222.8 million Danish kroner and 172.3 million Mexican pesos. The letters of credit were issued to counterparties that have credit exposure to certain subsidiaries. If a subsidiary does not pay amounts due under the covered contract, the counterparty may present its claim for payment to the financial institution, which in turn will request payment from the corporation. Any amounts owed by the corporation’s subsidiaries are reflected in the consolidated balance sheet. All letters of credit expire in 2004.

The corporation had a surety bond in the amount of US$156.7 million in support of asset retirement obligations at the Centralia mine outstanding at Dec. 31, 2003. Asset retirement obligations are included in deferred credits and other long-term liabilities (Note 12). The surety bond expires in 2004.

TransAlta has guaranteed payments for its subsidiaries involved in hedging and trading activities. These guarantees are provided to counterparties in order to facilitate physical and financial transactions in various derivatives. To the extent liabilities exist for trading activities, they are included in the consolidated balance sheet. To the extent liabilities exist for hedging activities, they are disclosed in Note 20. The limit under these guarantees at Dec. 31, 2003 for trading and hedging activities was $1.8 billion. In addition, the corporation has a number of unlimited guarantees. The exposure at Dec. 31, 2003 under both limited and unlimited guarantees was approximately $381.3 million. Including contracts that were not guaranteed but facilitate hedging and trading activities, TransAlta’s maximum collateral requirements would have been $409.6 million at Dec. 31, 2003. Collateral available was approximately $1 billion.

TransAlta has also provided guarantees to counterparties for obligations of various subsidiaries for performance and payment of obligations. In the event of the subsidiaries’ inability to meet the obligations, TransAlta would be obligated to make such payments. To the extent obligations exist under these guarantees at Dec. 31, 2003, they are included in accounts payable and accrued liabilities. The limit under these guarantees at Dec. 31, 2003 was $828.6 million.

During construction and until certain conditions are met, the corporation has provided a guarantee to the lenders for the completion of the Campeche plant. The Campeche plant was completed in May 2003, and it is expected that the plant will be pledged as collateral in early 2004. At that time, the guarantee will be removed and the US$133.6 million of debt related to the plant will become non-recourse to the corporation.

At Dec. 31, 2003, CE Gen and its subsidiaries had US$39.7 million of letters of credit outstanding to provide financial or performance assurances to third parties. TransAlta has issued a letter of credit of US$32.7 million on behalf of CE Gen, which expires on May 30, 2004, and this amount is included in TransAlta’s total guarantees outstanding.

1 2 . D E F E R R E D C R E D I T S A N D O T H E R L O N G - T E R M L I A B I L I T I E S
	2003	2002

Asset retirement obligation (Note 1)	$258.2	$264.9
Deferred revenues and other	43.8	20.2
Power purchase arrangement in limited partnership	29.9	–
Cross-currency interest rate swaps (Note 20)	13.3	34.3
Fair value of swap transaction with limited partnership (Note 22)	7.9	9.7
Foreign currency forward contracts	6.2	–
Unamortized gain on sale of assets in limited partnership	–	123.7

	$359.3	$452.8

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1 5 . C O M M O N S H A R E S
A. Issued and Outstanding
The corporation is authorized to issue an unlimited number of voting common shares without nominal or par value.

		2 0 0 3		2 0 0 2		2 0 0 1

	Common		Common		Common
	shares		shares		shares
	(millions)	Amount	(millions)	Amount	(millions)	Amount

Issued and outstanding, beginning of year	169.8	$1,226.2	168.3	$1,170.9	168.6	$1,150.3
Issued as public offering	17.3	270.4	–	–	–	–
Issued under dividend reinvestment
and share purchase plan	3.3	54.6	2.7	53.4	0.9	19.1
Issued on purchase of Vision Quest	0.1	1.7	0.6	11.6	–	–
Issued for cash under stock option plans	0.1	1.4	0.1	1.8	0.7	13.8
Issued under Performance
Share Ownership Plan	0.1	1.4	0.1	1.9	0.1	1.8
Repurchased by the corporation	–	–	(2.0)	(13.4)	(2.0)	(14.1)

Issued and outstanding, end of year	190.7	$1,555.7	169.8	$1,226.2	168.3	$1,170.9

At Dec. 31, 2003, the corporation had 190.7 million (2002 – 169.8 million; 2001 – 168.3 million) common shares issued and outstanding plus outstanding employee stock options to purchase an additional 3.1 million shares (2002 – 3.2 million; 2001 –2.8 million).

In March 2003, the corporation issued 15.0 million common shares for gross proceeds of $240.0 million, with issue costs of $8.0 million. The offering included an option for the underwriters to purchase a further 2.25 million common shares for $36.0 million. This option was exercised on April 17, 2003 with issue costs of $3.0 million.

In February 2003, TransAlta announced a normal course issuer bid to repurchase up to 3.0 million common shares for cancellation. No shares were repurchased during 2003. In 2002, the corporation purchased for cancellation 2.0 million common shares and in 2001, 2.0 million common shares in the amount of $40.4 million and $48.9 million respectively. The $27.0 million in 2002 and $34.8 million in 2001 in excess of the repurchase price over the average net book value was charged to retained earnings.

B. Shareholder Rights Plan

The primary objective of the shareholder rights plan is to provide the corporation’s Board of Directors sufficient time to explore and develop alternatives for maximizing shareholder value if a takeover bid is made for the corporation and to provide every shareholder with an equal opportunity to participate in such a bid. The plan was originally approved in 1992, and has been revised from time to time for conformity with current practices.

When an acquiring shareholder acquires 20 per cent or more of the outstanding common shares of the corporation and that shareholder does not make a bid for all of the common shares outstanding, each shareholder other than the acquiring shareholder may receive one right for each common share owned. Each right will entitle the holder to acquire an additional $160 worth of common shares for $80.

C. Dividend Reinvestment and Share Purchase Plan

Under the terms of the dividend reinvestment and share purchase plan, participants are able to purchase additional common shares by reinvesting dividends. Common shares will be issued from treasury. In 2003, 3.3 million (2002 – 2.7 million; 2001 –0.9 million) common shares were purchased under this program for $54.6 million (2002 – $53.4 million; 2001 – $19.1 million).

D. Diluted Earnings Per Share
		2 0 0 3		2 0 0 2		2 0 0 1

	Numerator	Denominator	Numerator	Denominator	Numerator	Denominator

Basic EPS from continuing operations	$234.2	185.3	$66.8	169.6	$183.7	168.9
Impact of PSOP	–	0.1	–	0.1	(2.7)	0.4

Diluted EPS from continuing operations	234.2	185.4	66.8	169.7	181.0	169.3
Impact of preferred securities
coupon payment	23.0	24.8	–	–	13.1	21.4

Diluted supplemental EPS
from continuing operations	$257.2	210.2	$66.8	169.7	$194.1	190.7

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			Options outstanding		Options exercisable

			Weighted
		Number	average	Weighted	Number	Weighted
		outstanding at	remaining	average	exercisable at	average
		Dec. 31, 2003	contractual	exercise	Dec. 31, 2003	exercise
Range of exercise prices		(millions)	life (years)	price	(millions)	price

	$13.12 – $18.00	0.9	6.7	$13.76	0.4	$13.99
	$18.01 – $23.00	1.5	7.6	20.03	0.6	19.78
	$27.70	0.5	7.3	27.70	0.3	27.70

	$13.12 – $27.70	2.9	7.3	$19.53	1.3	$19.59

B.	Performance Stock Option Plan

In 1999, the corporation expanded enrolment in the share option program to include all Canadian employees of the corporation, excluding the level of director and above, by issuing stock options with an expiry date of 2009 and vesting dependent upon achieving certain earnings per share targets.

		2 0 0 3		2 0 0 2		2 0 0 1

	Number of share options (millions)	Weighted average exercise price	Number of share options (millions)	Weighted average exercise price	Number of share options (millions)	Weighted average exercise price

Outstanding, beginning of year	0.2	$22.44	0.4	$22.31	0.6	$21.87
Granted	–	–	–	–	–	–
Exercised	–	–	(0.1)	15.16	(0.2)	21.27
Cancelled or expired	–	–	(0.1)	22.99	–	–

Outstanding, end of year	0.2	$22.44	0.2	$22.44	0.4	$22.31

At Dec. 31, 2003, the corporation had 15,008 options under this plan with an exercise price of $14.15 and a weighted average remaining contractual life of 6.0 years and 210,925 options with an exercise price of $23.05 and a weighted average remaining contractual life of 5.1 years outstanding. At Dec. 31, 2003, all outstanding options had vested.

C. Performance Share Ownership Plan (PSOP)

Under the terms of the PSOP, which commenced in 1997, the corporation was authorized to grant to employees and directors up to an aggregate of 2.0 million common shares. The number of common shares which could be issued under both the PSOP and the share option plans, however, could not exceed 6.0 million common shares. Participants in the PSOP receive awards which, after three years, make them eligible to receive a set number of common shares or cash equivalent up to the maximum of the award amount plus any accrued dividends thereon. The actual number of common shares or cash equivalent a participant may receive is determined by the percentile ranking of the total shareholder return over three years of the corporation’s common shares amongst a selected group of publicly traded companies. Until Dec. 31, 2001, where common shares were awarded, such shares were then held in trust and therefore could not be disposed of for a period of two additional years.

On Dec. 31, 2001, the plan was modified so that after three years, once the PSOP eligibility has been determined, 50 per cent of the shares may be released to the participant, while the remaining 50 per cent will be held in trust for one additional year. In addition, the number of common shares the corporation is authorized to grant under the terms of the PSOP was increased to 4.0 million common shares and the maximum number of common shares which may be issued under both the PSOP and share option plans was increased to 13.0 million common shares.

	2 0 0 3	2 0 0 2	2 0 0 1

Number of awards outstanding, beginning of year	1.3	0.9	0.7
Granted	0.7	0.6	0.4
Awarded	(0.1)	(0.1)	(0.1)
Cancelled or expired	(0.4)	(0.1)	(0.1)

Number of awards outstanding, end of year	1.5	1.3	0.9

In 2003, PSOP compensation expense was $nil (2002 – $5.3 million; 2001 – $4.8 million), which is included in operations, maintenance and administration expense in the statements of earnings. In 2001, 83,077 common shares were issued at $22.00 per share. In 2002, 84,578 common shares were issued at $21.60 per share. In 2003, 83,300 common shares were issued at $17.11 per share.

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1 8 . I N C O M E   TA X E S

The corporation uses Canadian GAAP for non-regulated entities for all electricity generation operations and as a result, future income taxes have been recorded for all operations.

A. Statements of Earnings
I. Rate Reconciliations
	2 0 0 3	2 0 0 2	2 0 0 1

Earnings from continuing operations before income taxes and non-controlling interests	$369.8	$131.2	$315.0
Statutory Canadian federal and provincial income tax rate	36.8%	39.3%	43.3%

Expected taxes on income	$136.1	$51.6	$136.4
Increase (decrease) in income taxes resulting from:
Lower effective foreign tax rates	(22.9)	(19.9)	(19.0)
Utilization of previously unrecognized tax losses	–	(11.2)	–
Resource allowance net of non-deductible royalties	(2.5)	(3.1)	(2.6)
Non-controlling interests’ share of income	(15.4)	(7.7)	(6.2)
Manufacturing and processing rate reduction	(3.5)	(3.5)	(7.9)
Non-taxable portion of deferred gain	(22.7)	–	–
Non-deductible costs and other	0.6	4.6	(0.1)
Large corporations tax (net of surtax)	9.5	8.0	7.1
Asset impairment and equipment cancellation recognized at lower rate	1.8	6.3	–
Effect of tax rate changes	(4.3)	(1.7)	(13.2)
Unrecognized future income tax assets	1.7	–	3.1

Income tax expense	$78.4	$23.4	$97.6

Effective tax rate	21.2%	17.8%	31.0%

The corporation’s operations are complex, and the computation and provision for income taxes involves tax interpretations, regulations and legislation that are continually changing. The corporation’s tax filings are subject to audit by taxation authorities. The outcome of some audits may change the tax liability of the corporation and adjustment could be material. Management believes it has adequately provided for income taxes based on all information currently available.

II. Components of Income Tax Expense
	2 0 0 3	2 0 0 2	2 0 0 1

Current tax expense	$51.0	$77.8	$47.2
Future income tax expense (benefit) related to the origination
and reversal of temporary differences	31.7	(41.5)	63.6
Future income tax benefit resulting from changes in tax rates or laws	(4.3)	(1.7)	(13.2)
Utilization of previously unrecognized tax losses	–	(11.2)	–

Income tax expense	$78.4	$23.4	$97.6

B. Balance Sheets
Significant components of the corporation’s future income tax assets and liabilities are as follows:

		2 0 0 3	2 0 0 2

Net operating and capital loss carry forwards		$202.4	$207.6
Asset retirement obligations costs		79.1	94.8
Unrealized losses on electricity trading contracts		62.8	74.0
Property, plant and equipment		(866.4)	(661.9)
Unrealized gains on electricity trading contracts		(68.3)	(82.4)
Other deductible temporary differences		33.8	39.6

		$(556.6)	$(328.3)

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Dec. 31, 2002	Registered	Supplemental	Other	Total

Current service cost	$4.0	$1.0	$0.6	$5.6
Interest cost	21.7	1.9	1.0	24.6
Expected return on plan assets	(26.8)	–	–	(26.8)
Experience loss	0.2	0.2	0.5	0.9
Settlement upon sale of Transmission operation (Note 3)	3.8	–	(0.5)	3.3
Amortization of net transition obligation (asset)	(9.2)	0.3	–	(8.9)

Defined benefit expense (income)	(6.3)	3.4	1.6	(1.3)
Defined contribution option expense of registered pension plan	9.2	–	–	9.2

Net expense	$2.9	$3.4	$1.6	$7.9

Dec. 31, 2001	Registered	Supplemental	Other	Total

Current service cost	$3.9	$0.8	$0.4	$5.1
Interest cost	22.1	1.7	0.9	24.7
Expected return on plan assets	(28.8)	–	–	(28.8)
Amortization of net transition obligation (asset)	(9.3)	0.3	0.3	(8.7)

Defined benefit expense (income)	(12.1)	2.8	1.6	(7.7)
Defined contribution option expense of registered pension plan	9.3	–	–	9.3

Expense (income) before capitalization	(2.8)	2.8	1.6	1.6
Regulatory capitalization to plant and equipment	(0.1)	–	–	(0.1)

Net (income) expense	$(2.9)	$2.8	$1.6	$1.5

In 2003 the entire net expense related to continuing operations (2002 – $4.3 million).

C. Status of Plans
Dec. 31, 2003		Registered	Supplemental	Other

Market value of plan assets		$351.9	$0.9	$–
Accrued benefit obligation		366.6	36.5	18.0

Funded status – plan deficit [1]		(14.7)	(35.6)	(18.0)
Amounts not yet recognized in statements of earnings:
Unrecognized past service cost		0.6	(0.5)	–
Unamortized transition obligation (asset)		(64.2)	3.3	–
Unamortized net actuarial loss		55.7	7.9	6.9

Total recognized in balance sheets:
Accrued liability		$(22.6)	$(24.9)	$(11.1)

Amortization period in years (EARSL)		9	9	12

Dec. 31, 2002		Registered	Supplemental	Other

Market value of plan assets		$353.3	$0.4	$–
Accrued benefit obligation		349.8	35.5	18.2

Funded status – plan surplus (deficit) [1]		3.5	(35.1)	(18.2)
Amounts not yet recognized in statements of earnings:
Unamortized transition obligation (asset)		(73.3)	3.6	–
Unamortized net actuarial loss		50.4	9.0	7.4

Total recognized in balance sheets:
Accrued liability		$(19.4)	$(22.5)	$(10.8)

Amortization period in years (EARSL)		9	9	11

1	The Canadian registered benefit option has a surplus and management intends to use the surplus to pay contributions to the registered defined contribution option and the supplemental defined benefit plan.

The accrued benefit liability is included in accounts payable and accrued liabilities on the consolidated balance sheets.

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The allocation of plan assets by major asset category at Dec. 31, 2003 and 2002 is as follows:

Dec. 31, 2003	Registered	Supplemental

Equity securities	55.0%	–
Debt securities	44.2%	–
Cash equivalents	0.8%	100.0%

Total	100.0%	100.0%

Dec. 31, 2002	Registered	Supplemental

Equity securities	50.7%	–
Debt securities	46.2%	–
Cash equivalents	3.1%	100.0%

Total	100.0%	100.0%

Plan assets include common shares of the corporation having a fair value of $0.7 million at Dec. 31, 2003 (2002 – $0.6 million). The corporation charged the registered plan $0.1 million for administrative services provided for the year ended Dec. 31, 2003 (2002 – $0.1 million).

F. Reconciliation of Accrued Benefit Obligations
	Registered	Supplemental	Other

Accrued benefit obligation as at Dec. 31, 2001	$345.5	$27.5	$13.6
Current service cost	4.0	1.0	0.6
Interest cost	21.7	1.9	1.0
Benefits paid	(25.1)	(1.3)	(0.9)
Transfer to AltaLink on sale of Transmission	(5.6)	–	(0.8)
Effects of translation on U.S. plans	(0.6)	–	(0.1)
Actuarial loss	9.9	6.4	4.8

Accrued benefit obligation as at Dec. 31, 2002	$349.8	$35.5	$18.2
Current service cost	3.8	1.4	0.5
Interest cost	21.0	2.2	1.1
Benefits paid	(25.0)	(1.3)	(1.0)
Past service charge	0.6	(0.6)	–
Plan amendments	0.1	–	–
Effects of translation on U.S. plans	(5.2)	–	(1.3)
Actuarial loss (gain)	21.5	(0.7)	0.5

Accrued benefit obligation as at Dec. 31, 2003	$366.6	$36.5	$18.0

G. Assumptions

The significant actuarial assumptions adopted in measuring the corporation’s accrued benefit obligations were as follows:

Dec. 31, 2003	Registered	Supplemental	Other

Liability discount rate	5.8%	5.8%	6.1%
Expected long-term rate of return on plan assets	7.1%	–	–
Rate of compensation increase (exclusive of promotion increases)	3.6%	3.5%	–
Health care cost escalation	–	–	6.6%–7.0%1 )
Dental care cost escalation	–	–	3.5%
Provincial health care premium escalation	–	–	2.5%

Dec. 31, 2002	Registered	Supplemental	Other

Liability discount rate	6.3%	6.3%	6.4%
Expected long-term rate of return on plan assets	7.1%	–	–
Rate of compensation increase (exclusive of promotion increases)	3.6%	3.5%	–
Health care cost escalation	–	–	6.6%–7.0%1 )
Dental care cost escalation	–	–	3.5%
Provincial health care premium escalation	–	–	2.5%

1 For five years and 5 per cent thereafter for Canadian plans. For U.S. plans, decreasing gradually to 4.5 per cent for 2016 and remaining at that level thereafter.

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2 1 . J O I N T	V E N T U R E S
Joint ventures at Dec. 31, 2003 included the following:

Joint venture		Ownership interest	Description

Sheerness joint venture		25%	Coal-fired plant in Alberta, of which TA Cogen has a
			50 per cent interest, and is operated by Canadian Utilities
Meridian joint venture		50%	Cogeneration plant in Alberta, operated by Husky Energy
Fort Saskatchewan joint venture		30%	Cogeneration plant in Alberta, of which TA Cogen
			has a 60 per cent interest, and is operated by TransAlta
McBride Lake joint venture		50%	Wind generation facilities in Alberta, operated by TransAlta
Goldfields Power joint venture		50%	Gas-fired plant in Australia, operated by TransAlta
CE Generation LLC		50%	Geothermal and gas plants in the U.S., operated by
			CE Gen affiliates
Genesee 3		50%	Coal-fired plant in Alberta, currently under construction
			and to be operated by EPCOR

Summarized information on the results of operations, financial position and cash flows relating to the corporation’s pro-rata interests in its jointly controlled corporations was as follows:

	2 0 0 3	2 0 0 2	2 0 0 1

Results of operations
Revenues	$540.9	$197.9	$220.0
Expenses	(420.3)	(116.3)	(133.9)
Non-controlling interests	(27.4)	(4.5)	(4.7)

Proportionate share of net earnings	$93.2	$77.1	$81.4

Cash flows
Cash flow from operations	$197.0	$122.0	$93.7
Cash flow used in investing activities	(286.4)	(35.3)	(13.9)
Cash flow used in financing activities	(129.6)	(111.5)	(82.4)

Proportionate share of decrease in cash and cash equivalents	$(219.0)	$(24.8)	$(2.6)

Financial position
Current assets	$133.3	$24.1
Long-term assets	2,220.8	646.5
Current liabilities	(135.2)	(16.7)
Long-term liabilities	(804.0)	(3.3)
Non-controlling interests	(301.5)	(31.0)

Proportionate share of net assets	$1,113.4	$619.6

2 2. R E L AT E D PA RT Y T R A N S A C T I O N S

On July 31, 2003, TransAlta completed the sale of its 50 per cent interest in the two-unit, 756-MW coal-fired Sheerness plant to TA Cogen for $630.0 million. The exchange amount was at fair value and was determined based on an estimate of the future net cash flows of the plant and approved by the independent directors of TA Cogen. There are no ongoing contractual commitments or arrangements resulting from this sale apart from the provision of operational and management services under normal commercial terms for the Sheerness plant. TA Cogen is owned 50.01 per cent by TransAlta and 49.99 per cent by TransAlta Power (Note 4).

In connection with the sale, the obligation for TransAlta to purchase all of TransAlta Power’s interest in TA Cogen on Dec. 31, 2018 that arose on the sale of power generation assets to TA Cogen in 1998 has been eliminated; therefore the deferred gain of a $119.8 million related to this sale was recognized in earnings. In addition, the management agreements between TransAlta, TransAlta Power and TA Cogen were amended to remove the mechanism for the deferral of management fees and remove the obligation for TransAlta Power and TA Cogen to pay management fees to TransAlta in the future. As consideration for the amendments, TransAlta received $1.0 million from TransAlta Power and $5.0 million from TA Cogen.

In February 2003, TransAlta entered into an agreement with CE Gen whereby TransAlta buys available power from certain CE Gen subsidiaries under normal commercial terms. In addition, CE Gen has entered into contracts with related parties to provide administrative and maintenance services.

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For the period November 2002 to November 2007, TA Cogen entered into a transportation swap transaction with a wholly owned subsidiary of TransAlta, TransAlta Energy Corporation (TEC) (Note 12). TEC operates and maintains TA Cogen’s three combined-cycle power plants in Ontario and a plant in Fort Saskatchewan, Alberta. TEC also provides management services to the Sheerness plant in Alberta, which is operated by Canadian Utilities. The business purpose of the transportation swap was to provide TA Cogen with the delivery of fixed price gas without being exposed to escalating costs of pipeline transportation for two of its plants over the period of the swap. This stabilizes cash distributions in TA Cogen and thereby preserves the value of the limited partnership as a financing vehicle of TransAlta. The notional gas volume in the transaction was the total delivered fuel for both facilities. Exchange amounts are based on the market value of the contract. TransAlta entered into an offsetting contract with an external third party, therefore TransAlta has no risk other than counterparty risk.

In September 2001, the corporation sold its 60 per cent interest in its Fort Saskatchewan plant to TA Cogen for a pre-tax gain of $6.2 million (Note 4).

TA Cogen entered into a fixed-for-floating gas swap transaction with TransAlta Energy for a 61-month period starting Dec. 1, 2000. The swap transaction provides TA Cogen with fixed price gas for both the Mississauga and Ottawa plants over the period. The floating prices associated with the Mississauga and Ottawa cogen plants’ long-term fuel supply agreements were transferred to TransAlta Energy’s account. The notional gas volume in the transaction was the total delivered fuel for both facilities. As consideration and in negotiation, TA Cogen transferred the right to incremental revenues associated with curtailed electrical production and subsequent higher revenue gas sales. At Dec. 31, 2003, the portion of the contract related to the non-controlling interest had a fair value liability of $7.9 million (2002 – $9.7 million).

2 3 .   C O M M I T M E N T S

A significant portion of the corporation’s electricity and thermal sales revenues are subject to PPAs and long-term contracts. Commencing Jan. 1, 2001, Alberta Generation assets became subject to long-term PPAs for a period approximating the remaining life of each plant or unit. These PPAs set a production requirement and availability target to be supplied by each plant or unit and the price at which each megawatt-hour will be supplied to the customer. For Mexico, the plants’ energy production is subject to 25-year contracts with the Comisión Federal de Electricidad. These contracts set availability targets and the price at which the plant will be paid per kilowatt of available capacity, as well as plant efficiency targets for recovery of fuel costs based on market prices. At Sarnia, there are 20-year contracts with a customer group with three, five-year options for extensions to the contracts. The contracts allow for up to 40 per cent of the plant’s maximum capacity. These contracts set payments for peak megawatts, total megawatt hours and steam consumed, while TransAlta assumes the availability and heat rate risk. The remaining capacity is available for export to the merchant market, based on market conditions. Energy production at the remaining Ontario plants is subject to contracts expiring in nine to 14 years. These contracts set availability targets and the price at which the plant will be paid per kilowatt of available capacity for base and peak hours, as well as risk sharing of fuel costs based on market prices. Thermal energy contracts for these Ontario plants expire the same time as the energy production contracts and are with a different customer base. These contracts set payments for volumes consumed, while TA Cogen assumes the heat rate risk. At Centralia, a significant portion of production is subject to short- to medium-term energy sales contracts. In addition, a portion of the corporation’s energy sales from its gas plants are subject to medium- to long-term energy sales contracts.

The corporation has entered into a number of long-term gas purchase agreements, transportation and transmission agreements, royalty and right-of-way agreements in the normal course of operations. In addition, the corporation has committed to purchase turbines for a total purchase price of $40.5 million, and has entered into a number of operating lease agreements and commitments under mining agreements. In 2002, the corporation cancelled orders on several turbines, and incurred a pre-tax impairment charge of $42.5 million (Note 7). Approximate future payments under the fixed price purchase contracts turbine commitments, operating lease and mining agreements are as follows:

Fixed price
gas purchase	Operating		Mining
contracts	leases	Turbines	agreements	Total

$55.8	$13.0	$21.6	$32.3	$122.7
57.9	12.1	18.9	35.1	124.0
58.0	11.4	–	33.9	103.3
62.4	10.0	–	34.0	106.4
64.2	9.0	–	34.0	107.2
32.8	98.0	–	337.9	468.7

$331.1	$153.5	$40.5	$507.2	$1,032.3

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2 4 .  O T H E R   C O N T I N G E N C I E S

In June 2003, FERC issued two show cause orders, the Partnership Gaming Order and the Gaming Practices Order, in which TransAlta’s U.S. subsidiaries were named. These orders required TransAlta to justify certain trading activities in California between Jan. 1, 2000 and June 20, 2001. In response to FERC’s show cause orders TransAlta confirmed that it did not engage in gaming behavior. Based on the information provided by TransAlta, FERC Trial Staff filed a Motion to Dismiss with respect to TransAlta in the two show cause proceedings. On Jan. 22, 2004 FERC granted the FERC Trial Staff’s motion to dismiss TransAlta from both the Partnership Gaming Order and the Gaming Practices Order. FERC found that TransAlta did not engage in prohibited gaming practices.

As the result of another June 2003 FERC order, the FERC Office of Market Oversight and Investigations instituted an investigation into bidding behavior in the California markets between May 1, 2000 and Oct. 2, 2000 and made information requests of TransAlta’s U.S. energy marketing subsidiaries. TransAlta filed its response to this investigation on July 24, 2003. TransAlta’s investigations revealed no significant bidding behaviors outlined in the FERC request for information. On Jan. 29, 2004, TransAlta received official notice from the Commodity Futures Trading Commission (CFTC) that it was closing its investigation at that time. Such closure is not a conclusive finding that TransAlta did not commit any violations and the CFTC reserved its right to re-open the investigation.

On May 30, 2002, the California Attorney General’s Office filed civil complaints in the state court of California against eight wholesale power companies, including TransAlta. The complaint alleges violations of California’s unfair business practices law in connection with rates charged for wholesale electricity sales. The state court denied the Attorney General’s complaint and granted an order to dismiss the claims against TransAlta. The Attorney General has appealed this decision. The appeal is still ongoing at this time.

CE Gen’s geothermal and cogeneration facilities are qualifying facilities under the Public Utility Regulatory Policies Act of 1978 (PURPA) and their contracts for the sale of electricity are subject to regulations thereunder. In order to promote open competition in the industry, legislation has been proposed in the U.S. Congress that calls for either a repeal of PURPA on a prospective basis or the significant restructuring of the regulations governing the electric industry, including sections of PURPA. Current federal legislative proposals would not abrogate, amend, or modify existing contracts with electric utilities. The ultimate outcome of any proposed legislation is unknown at this time.

On Dec. 16, 2002, the Canadian government ratified the Kyoto Protocol. The Kyoto Protocol is not expected to have an impact on TransAlta’s U.S., Mexican or Australian operations. TransAlta is not able to estimate the full impact the Protocol will have on its Canadian operations, as the Canadian government has not yet established an implementation plan. However, the PPAs for TransAlta’s coal-fired plants in Alberta contain ‘Change of Law’ provisions that may provide an opportunity to recover compliance costs from the PPA customers.

The corporation is involved in various other claims and legal actions arising from the normal course of business. The corporation does not expect that the outcome of these proceedings will have a materially adverse effect on the corporation.

2 5 .  C O M PA R AT I V E   F I G U R E S

Certain of the comparative figures have been reclassified to conform with the current year’s presentation.

2 6 .  S U B S E Q U E N T   E V E N T S

On Jan. 22, 2004, CE Gen announced its intention to redeem early $78.6 million of the senior secured bonds. The senior secured bonds are due in 2018 and were classified as long-term non-recourse debt on TransAlta’s balance sheet at Dec. 31, 2003. A corresponding note receivable represents amounts advanced to the Zinc Recovery Project which is owned by MidAmerican affiliates and will be repaid concurrent with the repayment of the bonds. The note receivable was also classified as a long-term receivable on TransAlta’s balance sheet at Dec. 31, 2003. The actions taken by CE Gen result in both the senior bonds and the note receivable being considered current.

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B. Balance Sheet Information
	Reconciling items		2 0 0 3		2 0 0 2
		Cdn GAAP	U.S. GAAP	Cdn GAAP	U.S. GAAP

Assets
Current derivative assets	(I)	$–	$6.9	$–	$8.3
Accounts receivable	(IX)	410.2	409.3	419.0	417.5
Income taxes receivable	(I, II, IV)	108.9	126.3	111.5	120.7
Investments	(X)	5.0	189.4	32.2	271.9
Property, plant and equipment, net	(II)	6,316.9	6,314.0	6,007.4	6,015.8
Long-term derivative assets	(I,XII)	–	102.8	–	53.3
Other assets	(I, II, III)	214.3	77.4	110.6	57.4
Liabilities
Accounts payable and accrued liabilities	(VI)	547.2	517.2	472.2	436.7
Current derivative liabilities	(I)	–	40.3	–	27.6
Long-term debt	(I, III, X)	2,978.3	3,660.9	2,351.2	3,087.6
Deferred credits and other long-term liabilities	(I, IV, XII)	359.3	364.5	452.8	526.9
Long-term derivative liabilities	(I)	–	12.2	–	133.1
Future or deferred income tax liability	(I, II, III, IV, V, VI)	686.7	676.9	402.1	339.1
Non-controlling interest	(II)	477.9	475.6	263.0	263.0
Equity
Preferred securities	(III)	450.8	–	451.7	–
Common shares	(IX)	1,555.7	1,554.8	1,226.2	1,224.7
Retained earnings	(I, II ,IV, V, VI)	933.9	936.0	884.7	839.0
Cumulative translation adjustment	(I, VIII)	(29.0)	–	(18.8)	–
Accumulated other comprehensive income	(I, VIII)	–	(106.1)	–	(123.7)

C.	Reconciling Items
I.	Derivatives and Hedging Activities
i.	Fair Value Hedging Strategy The corporation enters into forward exchange contracts to hedge certain firm commitments denominated in foreign currencies to protect against adverse changes in exchange rates and uses interest rate swaps to manage interest rate exposure. The swaps modify exposure to interest rate risk by converting a portion of the corporation’s fixed-rate debt to a floating rate.

The corporation’s fair value hedges resulted in no net impact to income in the years ended Dec. 31, 2003 and 2002 related to the ineffective portion of its hedging instruments (inclusive of the time value of money) as well as the portion of the hedging instrument excluded from the assessment of hedge effectiveness.

ii. Cash Flow Hedging Strategy In the year ended Dec. 31, 2003 the corporation’s cash flow hedges resulted in an after-tax loss of $1.9 million (2002 – $nil) related to the ineffective portion of its hedging instruments, and an after-tax gain of $2.0 million (2002 – $nil) related to the portion of the hedging instrument excluded from the assessment of hedge effectiveness.

In November 2003, forward starting swaps with a notional amount of US$200.0 million and treasury and spread locks with a notional amount of $100.0 million were settled and debt was issued, resulting in an after-tax loss of $25.3 million. The loss will be reclassified from other comprehensive income (OCI) into income as interest expense is recognized on the debt.

In June 2002, forward starting swaps with a notional amount of US$125.0 million were settled and debt was issued, resulting in an after-tax loss of $6.7 million. The loss will be reclassified from accumulated other comprehensive income (AOCI) into income as interest expense is recognized on the debt.

Over the next 12 months, the corporation estimates that $6.0 million of after-tax losses that arose from cash flow hedges will be reclassified from OCI to net earnings. The corporation also estimates that $3.7 million of after-tax losses on cash flow hedging instruments that arose on adoption of Statement 133 will be reclassified from AOCI to earnings. These estimates assume constant gas and power prices, interest rates and exchange rates over time; however, the actual amounts that will be reclassified will vary based on changes in these factors. Therefore, management is unable to predict what the actual reclassification from OCI to earnings (positive or negative) will be for the next 12 months.

iii. Net Investment Hedges The company uses cross-currency interest rate swaps, forward sales contracts and direct foreign currency debt to hedge its exposure to changes in the carrying value of its investments in its foreign subsidiaries in the U.S., Australia and Mexico. Realized and unrealized gains and losses from these hedges are included in OCI, with the related amounts due to or from counterparties included in other assets, long-term debt and other liabilities.

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VII. Joint Ventures

In accordance with Canadian GAAP, joint ventures are required to be proportionately consolidated regardless of the legal form of the entity. Under U.S. GAAP, incorporated joint ventures are required to be accounted for by the equity method. However, in accordance with practices prescribed by the SEC, the corporation, as a Foreign Private Issuer, has elected for the purpose of this reconciliation to account for incorporated joint ventures by the proportionate consolidation method.

VIII. Other Comprehensive Income (Loss)
The changes in the components of OCI were as follows:

Years ended Dec. 31	2 0 0 3	2 0 0 2	2 0 0 1

Cumulative effect of accounting change, net of tax	$–	$–	$(38.5)
Net gain (loss) on derivative instruments:
Unrealized gain (loss), net of tax of $3.6 million	5.4	(55.5)	0.5
Reclassification adjustment for gain included in net income, net of tax of $2.2 million	3.4	4.0	9.5

Net gain (loss) on derivative instruments	8.8	(51.5)	10.0
Translation adjustments	8.2	(16.8)	(5.4)
Registered pension alternate minimum liability	0.6	(1.7)	–

Other comprehensive income (loss)	$17.6	$(70.0)	$(33.9)

The components of AOCI were:

	2 0 0 3	2 0 0 2	2 0 0 1

Net loss on derivative instruments	$(71.2)	$(80.0)	$(28.5)
Translation adjustments	(33.8)	(42.0)	(25.2)
Registered pension alternate minimum liability	(1.1)	(1.7)	–

Accumulated other comprehensive loss	$(106.1)	$(123.7)	$(53.7)

IX. Share Capital

Under U.S. GAAP, amounts receivable for share capital should be recorded as a deduction from shareholders’ equity. Under the corporation’s employee share purchase plan, accounts receivable for share purchases at Dec. 31, 2003 were $0.9 million (2002 – $1.5 million).

X. Right of Offset Agreement

The corporation has a New Zealand bank deposit that has been offset with a New Zealand bank facility under a right of offset agreement. The arrangement does not qualify for offsetting under U.S. GAAP.

XI. Asset Retirement Obligations

FASB issued Statement 143, Asset Retirement Obligations, which requires asset retirement obligations to be measured at fair value and recognized when the obligation is incurred. A corresponding amount is capitalized as part of the asset’s carrying amount and depreciated over the asset’s useful life. Statement 143 is effective for fiscal years beginning after June 15, 2002, with earlier application encouraged. TransAlta adopted the provisions of Statement 143 effective Jan. 1, 2003.

In accordance with Canadian GAAP, the asset retirement obligations standard was adopted retroactively with restatement of prior periods. Under U.S. GAAP, the impact of adopting Statement 143 was recognized as a cumulative effect of a change in accounting principle as of Jan. 1, 2003, the beginning of the fiscal year in which the Statement was first applied. The change resulted in an after-tax increase in net earnings of $52.5 million, ($82.7 million pre-tax). Had the change in accounting principle been applied retroactively, basic and diluted earnings per share under U.S. GAAP for the year ended Dec. 31, 2002 would have been $1.10 and $1.10 per share, respectively, and basic and diluted earnings per share under U.S. GAAP for the year ended Dec. 31, 2001 would have been $1.59 and $1.57 per share, respectively.

XII. Guarantees

TransAlta accounts for guarantees and related contracts, for which it is the guarantor, under FASB Interpretation No. 45 (FIN 45),

Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others.

In accordance with FIN 45, upon issuance or modification of a guarantee on or after Jan. 1, 2003, the corporation recognizes a liability at the time of issuance or material modification for the estimated fair value of the obligation it assumes under the guarantee. TransAlta reduces the obligation over the term of the guarantee or related contract in a systematic and rational method as risk is reduced under the obligation.

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E L E V E N - Y E A R   F I N A N C I A L   &   S T A T I S T I C A L   S U M M A R Y *

( M I L L I O N S O F C A N A D I A N D O L LA R S , E X C E P T W H E R E N O T E D )	2 0 0 3	2 0 0 2	2 0 0 1

FINANCIAL SUMMARY
Earnings statement
Revenues	$2,508.6	$1,814.9)1	$2,559.5)1
Operating income	$553.7	$223.9)2	$468.9)2
Net earnings applicable to common shareholders	$234.2	$189.9	$214.6

Balance sheet
Total assets	$8,420.2	$7,419.6	$7,877.9
Short-term debt, net of cash and interest-earning investments	(35.2)	146.7	475.2
Long-term debt	3,162.1	2,706.6	2,511.1
Preferred shares of a subsidiary	–	–	–
Other non-controlling interests	477.9	263.0	281.0
Preferred securities	450.8	451.7	452.6
Common shareholders’ equity	2,460.6	2,039.6	1,989.7
Total invested capital	$6,516.2	$5,607.6	$5,709.6

Cash flow
Cash flow from operating activities	$756.5	$437.7	$715.6
Cash flow used in investing activities	$(535.1)	$(36.2)	$(1,076.9)

Common share information (per share)
Net earnings	$1.26	$1.12	$1.27
Dividends declared	$1.00	$1.00	$1.00
Book value (at year-end)	$12.90	$12.01	$11.82
Market price:
High	$19.55	$23.95	$30.13
Low	$15.36	$16.69	$19.15
Close (TSX at Dec. 31)	$18.53	$17.11	$21.60

Ratios (percentage except where noted)
Debt/invested capital	47.9	50.9	52.3
Return on common shareholders’ equity	10.3	3.5	10.9
Return on invested capital	9.1	4.0	8.7
Cash flow to total debt	17.9	16.1	21.8
Dividend payout	79.0	241.8	78.5
Dividend yield	5.4	5.8	4.6
Price/earnings multiple	14.7	41.7	17.3
Weighted average common shares for year (in millions)	185.3	169.6	169.0
Common shares outstanding at Dec. 31 (in millions)	190.7	169.8	168.3

STATISTICAL SUMMARY
Number of employees	2,563	2,573	2,656
Generating capacity (net MW)[3]:
Hydro	801	801	800
Coal	4,777	4,966	5,090
Gas	2,499	1,333	1,108
Renewables	245	44	–
Total generating capacity	8,322	7,144	6,998
Total generation production (GWh)[4]	53,134	46,877	44,136

*	Prior years have not been restated to conform with the current year’s presentation.
1	2002 and 2001 Energy Marketing real-time trading contract revenues restated to be presented on a gross basis.
2	Includes discontinued operations.
3	Represents TransAlta’s ownership.
4	Includes discontinued operations.

Ratio Formulas

Debt/invested capital = (short-term debt + long-term debt – cash and interest-earning investments)/(debt + preferred shares + non-controlling interests + common equity)

Return on common shareholders’ equity = net earnings excluding gain on discontinued operations/average of opening and closing common equity

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2 0 0 0	1 9 9 9	1 9 9 8	1 9 9 7	1 9 9 6	1 9 9 5	1 9 9 4	1 9 9 3

$1,587.0	$1,029.4	$1,089.9	$1,656.4	$1,515.6	$1,330.5	$1,261.0	$1,208.3
$604.6)2	$442.0)2	$660.1)2	$586.6	$570.6	$591.4	$588.7	$573.5
$279.8	$170.1	$211.4	$182.6	$181.0	$181.7	$186.9	$183.8

$7,627.1	$6,038.4	$5,392.6	$4,882.2	$4,804.4	$4,346.9	$3,969.7	$4,060.8
220.5	(173.6)	(149.4)	(20.3)	13.3	1.3	84.8	37.1
2,201.4	2,177.4	1,903.6	2,198.0	2,364.0	2,009.0	1,584.5	1,748.8
121.6	268.3	268.4	267.6	270.5	371.9	462.8	549.0
253.4	377.4	503.3	162.9	164.4	73.3	–	–
292.0	287.1	–	–	–	–	–	–
1,957.4	1,835.6	1,855.0	1,594.3	1,582.3	1,542.7	1,515.0	1,477.6
$5,046.3	$4,772.2	$4,380.9	$4,202.5	$4,394.5	$3,998.2	$3,647.1	$3,812.5

$188.7	$422.0	$470.7	$666.4	$563.2	$430.7	$422.9	$363.9
$(205.0)	$(988.8)	$(137.2)	$(319.7)	$(459.9)	$(361.3)	$(152.7)	$(295.8)

$1.66	$1.00	$1.31	$1.14	$1.14	$1.14	$1.18	$1.16
$1.00	$1.00	$0.99	$0.98	$0.98	$0.98	$0.98	$0.98
$11.61	$10.85	$10.94	$9.96	$9.92	$9.71	$9.54	$9.31

$22.55	$25.15	$25.40	$22.75	$18.20	$14.88	$16.25	$15.50
$13.20	$12.25	$18.20	$15.10	$14.25	$13.00	$13.13	$12.63
$22.00	$14.15	$22.60	$22.55	$17.25	$14.63	$14.50	$15.25

48.0	45.6	40.0	51.8	54.1	50.3	45.8	46.8
11.7	9.2	12.3	11.5	11.6	11.9	12.5	12.6
12.3	9.7	15.4	13.7	13.6	15.5	15.8	15.3
25.3	21.7	22.8	22.0	22.1	24.0	23.9	25.5
75.8	99.7	75.8	85.7	86.2	85.7	83.3	84.6
4.6	7.1	4.4	4.4	5.7	6.7	6.8	6.4
16.7	14.2	17.3	19.8	15.1	12.8	12.3	13.2
168.8	169.5	161.3	159.7	159.2	158.9	158.8	158.7
168.6	169.2	169.6	160.0	159.5	158.9	158.8	158.7

2,363	2,679	2,455	2,667	3,099	2,128	2,213	2,435

800	800	800	800	800	800	800	800
5,016	3,676	3,676	3,676	3,676	3,676	3,676	3,676
1,054	1,464	1,008	832	815	485	485	375
–	–	–	–	–	–	–	–
6,870	5,940	5,484	5,308	5,291	4,961	4,961	4,851
40,644	37,771	39,001	36,401	34,264	33,373	32,171	30,295

Return on invested capital = operating income/average annual invested capital

Cash flow to total debt = cash flow from operations before changes in working capital divided by two-year average of total debt

Dividend payout = dividends/net earnings excluding gain on discontinued operations

Dividend yield = common share dividends/current year’s close price

Price/earnings multiple = current year’s close/earnings per share from continuing operations

E L E V E N - Y E A R   F I N A N C I A L   &    S T A T I S T I C A L    S U M M A R Y 101